SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED

                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

         Quentra Networks, Inc. (formerly Coyote Network Systems, Inc.)
       ------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    748337102
               --------------------------------------------------
                                 (CUSIP Number)

                                James J. Fiedler
                               24905 Ariella Drive
                               Calabasas, CA 91302
                               Tel. (818) 225-7561
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   July 27, 2000
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box.    [ ]

                       (Continued on the following pages)

                               (Page 1 of 6 Pages)

---------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                      --------------------------------
  CUSIP No. 748337102                                  Page 2 of 6 Pages
--------------------------                      --------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    James J. Fiedler

---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
---------- ---------------------------------------------------------------------
                -------- -------------------------------------------------------
                   7     SOLE VOTING POWER
NUMBER OF
 SHARES                  1,270,288 shares. Includes 168,675 shares issuable upon
                         the exercise of warrants and 672,500 shares issuable
                         upon the exercise of stock options.
BENEFICIALLY    -------- -------------------------------------------------------
 OWNED BY          8     SHARED VOTING POWER
                -------- -------------------------------------------------------
   EACH            9     SOLE DISPOSITIVE POWER
 REPORTING      -------- -------------------------------------------------------
   WITH           10     SHARED DISPOSITIVE POWER

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,270,288 shares. Includes 168,675 shares issuable upon the exercise of warrants and 672,500 shares issuable upon the exercise of stock options.
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages

                         Amendment No. 1 to Schedule 13D

     Reference is hereby made to the statement on Schedule 13D (the "Schedule 13D") previously filed by James J. Fiedler (the "Reporting Person") with the Securities and Exchange Commission with respect to The Diana Corporation, the former name of the Issuer ("Diana"). Terms defined in the Schedule 13D are used herein as so defined.

     The Schedule 13D is hereby amended as follows:

Item 1.  Security and Issuer:

     Item 1 is hereby amended and restated in its entirety to read as follows:

     This Schedule 13D relates to the common stock, $1.00 par value per share, of Quentra Networks, Inc., a Delaware corporation ("Quentra"), whose principal executive offices are located at 1640 S. Sepulveda Blvd., Suite 320, Los Angeles, CA 90025.

Item 2.  Identity and Background:

     Item 2 is hereby amended and restated in its entirety to read as follows:

     This statement is being filed by James J. Fiedler, who is a U.S. citizen.

Name/Citizenship    Business Address or Residence  Present Principal Occupation
----------------    -----------------------------  -----------------------------
James J. Fiedler         24905 Ariella Drive       Retired.  May perform
United States            Calabasas, CA 91302       consulting services for
                                                   Quentra from time to time
                                                   pursuant to his Separation
                                                   Agreement with Quentra.

     During the last five years, the Reporting Person has not been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

     Item 3 is hereby amended and restated in its entirety to read as follows:

     As of the date hereof, the Reporting Person beneficially owns 1,270,288 shares of the common stock of Quentra, including 168,675 shares issuable upon the exercise of warrants and 672,500 shares issuable upon the exercise of stock options. The 429,113 shares of stock were purchased using the personal funds of the Reporting Person in the normal course of business.

                                                               Page 4 of 6 Pages
Item 4.  Purpose of Transaction:

     Item 4 is hereby amended and restated in its entirety to read as follows:

     The shares, options and warrants held by the Reporting Person were acquired for, and are being held for, investment purposes. The acquisitions of such securities were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person may purchase additional shares (through the exercise of his options or warrants or otherwise) or dispose of the securities in the open market or in privately negotiated transactions or in any other lawful manner in the future, on terms acceptable to the Reporting Person from time to time.

Item 5.  Interest in Securities of the Issuer:

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) Based on a total of 18,271,626 shares outstanding (including a total of 17,430,451 shares outstanding as of July 12, 2000, 168,675 shares issuable upon the exercise of warrants and 672,500 shares issuable upon the exercise of options granted to the Reporting Person on June 24, 2000 and approved by shareholder vote on July 27, 2000), the Reporting Person owns 1,270,288 shares of the common stock of Quentra, or approximately 7.0% of the outstanding common stock of Quentra. Information concerning the Reporting Person's beneficial ownership of the shares of Quentra is incorporated herein from Items 7-10, 11 and 13 of the cover page of this Amendment No. 1 to Schedule 13D.

     (b) The Reporting Person has sole power to vote or direct the vote and dispose or direct the disposition of the shares disclosed in Item 5(a) hereof.

     (c) On April 1, 1998, the Reporting Person executed an employment agreement with Quentra, pursuant to which Quentra granted to the Reporting Person options to purchase 450,000 shares of Quentra's common stock, vesting at the rate of 90,000 per year over five years. Pursuant to that agreement, and accounting for a 5% stock dividend declared on November 4, 1998, the Reporting Person's options to purchase 94,500 shares of Quentra's common stock vested on April 1, 1999. On January 24, 2000, Quentra and the Reporting Person agreed to exchange the remaining 378,000 unvested options under the agreement for fully-vested and exercisable options to purchase 378,000 shares of Quentra's common stock, subject to shareholder approval of Quentra's 2000 Equity Incentive Plan.

     On February 16, 2000, the Reporting Person and Quentra entered into a separation agreement. On June 24, 2000, pursuant to that agreement, the Reporting Person received fully-vested, exercisable options to purchase 200,000 shares of Quentra's common stock, subject to shareholder approval of the 2000 Equity Incentive Plan.

     On June 6, 2000, the Reporting Person sold 10,000 shares of Quentra's common stock for $5.73 per share.

     Quentra's shareholders approved the 2000 Equity Incentive Plan on July 27, 2000.

                                                               Page 5 of 6 Pages

     Except as set forth above, the Reporting Person has not effected any transaction in the common stock of Quentra within the last 60 days.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer:

     Item 6 is hereby amended and restated in its entirety to read as follows:

     On July 17, 1997, Mr. Fiedler purchased 175,000 shares of common stock and received a warrant for an additional 175,000 shares. In connection with the transaction, the holders of fifty percent (50%) or more of the Registrable Stock sold by Quentra on that date can require Quentra to register such stock under the Securities Act of 1933, as amended. The Registration Rights Agreement contains customary registration covenants and indemnification provisions.

Item 7. Material to be Filed as Exhibits:

     Item 7 is hereby amended and restated in its entirety to read as follows:

     1. Stock and Warrant Purchase Agreement dated June 6, 1997 between Diana and Mr. Fiedler.*

     2.   Warrant dated June 6, 1997 in favor of Mr. Fiedler.*

     3. Registration Rights Agreement dated June 6, 1997 between Diana and Mr. Fiedler.*

     4. Employment Agreement dated September 4, 1997 between Diana and Mr. Fiedler.*

     5. Separation Agreement dated as of February 16, 2000 between Coyote and Mr. Fiedler (incorporated by reference to Exhibit 10.35 of Coyote's Form 10-K for the fiscal year ended March 31, 2000).

     6. Coyote Network Systems, Inc. 2000 Equity Incentive Plan (incorporated by reference to Annex A of Coyote's Proxy Statement filed on Schedule 14A-A/4 on June 20, 2000).

     7.   Option Agreement dated as of April 1, 1998 between Coyote and Mr.
          Fiedler.

     8. Option Agreement dated as of January 24, 2000 between Coyote and Mr. Fiedler.

     9.   Option Agreement dated as of June 24, 2000 between Coyote and Mr.
          Fiedler.

     *    Previously filed.

                                                               Page 6 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Date:  August 3, 2000


                                            /s/ James J. Fiedler
                                            --------------------------
                                            James J. Fiedler

                                    =========
                                    EXHIBIT 7
                                    =========
[GRAPHIC OMITTED]
                                                   STOCK OPTION AGREEMENT
                                                   (NON-QUALIFIED) - PAGE 1 OF 3
                                                   GRANT NO. 089

THIS OPTION AGREEMENT is effective as of April 1, 1998, and is between James J. Fiedler ("Grantee") and COYOTE NETWORK SYSTEMS, INC., a Delaware corporation (the "Company"). The Grant is pursuant to the Coyote Technologies, LLC Employees Nonqualified Stock Option Plan (the "Plan"), as amended from time to time, which is appended to and part of this Agreement. The Grantee and the Company agree as follows:

1.       Grant of Nonqualified Stock Options
--------------------------------------------

The Company hereby irrevocably grants to Grantee and Grantee accepts the right and option (the "Option") to purchase all or any part (which may be exercised from time to time) of up to 90,000 of the Company's $1.00 par value Common Stock (the "Option Shares") on the terms and conditions set forth in this Agreement. The options underlying this grant are subject to shareholder approval.

Grantee's Options will fully vest one year from the date of grant.

As used herein, "Coyote" means Coyote Technologies, LLC.

As used herein, "Subsidiary" means a corporation, limited liability company or other entity more than 50% of the outstanding voting power of which is owned by the Company.

2.       Option Price
---------------------

The purchase price of the Option Shares is $4.00 per Option Share (the "Option Price").

3.       Exercise of Option
---------------------------

The vested Options may be exercised by delivering to the Chief Financial Officer of the Company (a) a written notice identifying the Option being exercised, stating the number of Option Shares being purchased and enclosing payment in full to the Company of the Option Price for the number of Option Shares being exercised and (b) such other items as the Company may reasonably request, including those items described in Section 5 hereof. Payment shall be in cash or such other form of consideration as the Company's Board of Directors may approve. This Option shall not be exercisable with respect to any part hereof until after the Company has determined that the conditions to exerciseability thereof have been satisfied. The Company agrees to make a determination of whether the conditions were satisfied within three (3) days after the exercise of the options.

This Option may not be exercised in whole or in part at any time after April 1, 2008 (the "Expiration Date").

This Option may not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise), except that in the event of

                                                   STOCK OPTION AGREEMENT
                                                   (NON-QUALIFIED) - PAGE 2 OF 3
                                                   GRANT NO. 089

Grantee's death, Grantee's rights under the Option may be exercised by the person or persons (including the Grantee's estate) to whom his rights under such Option shall pass by will or by the laws of descent and distribution.

If the Option is being exercised by any person or persons other than the Grantee, the written notice exercising the Option shall be accompanied by appropriate proof of the right of such person or persons to exercise the Option.

4.       Lapse of Option
------------------------

(a) If after total or partial vesting, Grantee ceases to be an employee of Coyote for any reason, including disability, death or other termination (with or without cause and whether or not in violation or purported violation of any agreement of employment), then Grantee shall have until the earlier of (i) the Expiration Date or (ii) ninety (90) days from the date of termination of employment, to exercise the vested Options to the extent to which Grantee would otherwise be entitled to exercise this Option on or prior to the date of termination of employment as provided in paragraph 1.(b) Nothing herein shall limit the right of the Company or of Coyote to terminate the employment of Grantee at any time.

As used herein, "Disability" means Grantee's illness, physical or mental disability or other incapacity resulting in Grantee's inability to perform his duties for an aggregate of thirty (30) days during any period of six (6) consecutive months.

5.       Delivery by the Company
--------------------------------

As soon as practicable after receipt of all items referred to in Section 3 hereof and paragraphs 10 and 13 (b) of the Plan, the Company shall deliver to the Grantee certificates issued in Grantee's name for the number of Option Shares purchased by exercise of the Option. If delivery is by mail, deliver of shares of Common Stock shall be deemed effected when the stock transfer agent of the Company shall have deposited the certificates in the United States mail, addressed to the Grantee.

6.       Addresses
------------------

All notices or statements required to be given to either party shall be in writing and shall be personally delivered or sent in the case of the Company to its principal business office and in the case of Grantee to his address as shown on the records of the Company or to such address as Grantee designates in writing.

7.       Restriction Imposed by Law
-----------------------------------

Notwithstanding any other provision of this Agreement, Grantee may not exercise the Option and the Company will not be obligated to deliver any Option Shares, if exercise or delivery would violate any law or regulation of any governmental authority. The Company is not obliged to take any affirmative action to cause the exercise of the Option or the resulting delivery of Option Shares to comply with any law or regulation of any governmental authority.

                                                   STOCK OPTION AGREEMENT
                                                   (NON-QUALIFIED) - PAGE 3 OF 3
                                                   GRANT NO. 089

8.       Governing Laws
-----------------------

This Agreement shall be construed, administered and governed in all respects under the laws of the State of Delaware.

9.       Taxes
--------------

The Company may require payment of or withhold any tax which it believes is required to be the obligation of Grantee as a result of the grant or exercise of this Option, and the Company may defer making delivery of Option Shares until arrangements satisfactory to the Company have been made for such tax obligations.

10.      Provisions Consistent with Plan
----------------------------------------

This Agreement shall be construed to be consistent with the provisions of the Plan, as amended from time to time. If there is conflict between the provisions of this Agreement and the Plan, the provisions of the Plan shall control. Unless otherwise noted to the contrary, the definition of terms in the Plan also apply in this Agreement.


Executed as of the date first above written.

/s/ Daniel W. Latham                         /s/ James J. Fiedler
----------------------------------           -----------------------------------
Coyote Network Systems, Inc.                 James J. Fiedler


/s/ Brian A. Robson
----------------------------------
Attest

                                   =========
                                   EXHIBIT 8
                                   =========

                QUENTRA NETWORKS, INC. 2000 EQUITY INCENTIVE PLAN

                          NOTICE OF STOCK OPTION AWARD

Participant's Name and Address:         James J. Fiedler
                                        24905 Ariella Drive
                                        Calabasas, CA 91302
                                        -------------------------------


     You have been granted an award, subject to the terms and conditions of this Notice of Stock Option Award (the "Notice"), the Quentra Networks, Inc. 2000 Equity Incentive Plan, as amended from time to time (the "Plan") and the Stock Option Award Agreement (the "Award Agreement") attached hereto, as follows. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Notice.

   Award Number:                                   129
                                                   ----------------------------
   Date of Award:                                  January 24, 2000
                                                   ----------------------------
   Vesting Commencement Date:                      January 24, 2000
                                                   ----------------------------
   Exercise Price per Share:                       $5.00
                                                   ----------------------------
   Total Number of Shares Subject to the Option:   378,000
                                                   ----------------------------
   Total Exercise Price*:                          $1,890,000
                                                   ----------------------------
   Type of Option:                                 |X| Nonstatutory Stock Option
                                                   |_| Incentive Stock Option

   Expiration Date:                                January 24, 2010
                                                   ----------------------------
   Post-Termination Exercise Period:               Full term of grant (1/24/10)
                                                   ----------------------------

   * Excludes any withholding taxes, which may be applicable.

Vesting Schedule:
----------------

     Subject to Participant's employment or service and other limitations set forth in this Notice, the Plan and the Award Agreement, the Option may be exercised, in whole or in part, in accordance with the following schedule:

     100% of the Shares subject to the Option shall be vested as of the Vesting Commencement Date.

     During any authorized leave of absence, the vesting of the Option as provided in this schedule shall cease after the leave of absence exceeds a period of ninety (90) days. Vesting of the Option shall resume upon the Participant's termination of the leave of absence and return to service to the Company or a subsidiary.

     In the event of the Participant's change in status from employee to consultant or from an employee whose customary employment is 20 hours or more per week to an employee whose customary employment is fewer than 20 hours per week, vesting of the Option shall continue only to the extent determined by the Committee as of such change in status.

     In the event of termination of the Participant's employment or service for cause, the Participant's right to exercise the Option shall terminate concurrently with the termination of the Participant's employment or service.

     IN WITNESS WHEREOF, the Company and the Participant have executed this Notice and agree that the Option is to be governed by the terms and conditions of this Notice, the Plan, and the Award Agreement.

                                          Quentra Networks, Inc.,
                                          a Delaware corporation

                                          By:        /s/ James R. McCullough
                                                     -----------------------

                                          Title:     Chief Executive Officer
                                                     -----------------------

THE PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE SHARES SUBJECT TO THE OPTION SHALL VEST, IF AT ALL, ONLY DURING THE PERIOD OF THE PARTICIPANT'S EMPLOYMENT OR SERVICE (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THE OPTION OR ACQUIRING SHARES HEREUNDER). THE PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS NOTICE, THE AWARD AGREEMENT, OR THE PLAN SHALL CONFER UPON THE PARTICIPANT ANY RIGHT WITH RESPECT TO FUTURE AWARDS OR CONTINUATION OF PARTICIPANT'S EMPLOYMENT OR SERVICE, NOR SHALL IT INTERFERE IN ANY WAY WITH THE PARTICIPANT'S RIGHT OR THE RIGHT OF THE PARTICIPANT'S EMPLOYER TO TERMINATE PARTICIPANT'S EMPLOYMENT OR SERVICE, WITH OR WITHOUT CAUSE, AND WITH OR WITHOUT NOTICE. THE PARTICIPANT ACKNOWLEDGES THAT UNLESS THE PARTICIPANT HAS A WRITTEN EMPLOYMENT AGREEMENT WITH THE COMPANY TO THE CONTRARY, PARTICIPANT'S STATUS IS AT WILL.

     The Participant acknowledges receipt of a copy of the Plan and the Award Agreement, and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts the Option subject to all of the terms and provisions hereof and thereof. The Participant has reviewed this Notice, the Plan, and the Award Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Notice, and fully understands all provisions of this Notice, the Plan and the Award Agreement. The Participant hereby agrees that all disputes arising out of or relating to this Notice, the Plan and the Award Agreement shall be resolved in accordance with
Section 13 of the Award Agreement. The Participant further agrees to notify the Company upon any change in the residence address indicated in this Notice.


Dated: July 27, 2000                Signed:  /s/ James J. Fiedler
       ---------------------                 ----------------------------------
                                                       Participant

                                                             Award Number:  129
                                                                            ---
                QUENTRA NETWORKS, INC. 2000 EQUITY INCENTIVE PLAN

                          STOCK OPTION AWARD AGREEMENT

1. Grant of Option. Quentra Networks, Inc., a Delaware corporation (the "Company"), hereby grants to the Participant (the "Participant") named in the Notice of Stock Option Award (the "Notice"), an option (the "Option") to purchase the Total Number of Shares of Common Stock subject to the Option (the "Shares") set forth in the Notice, at the Exercise Price per Share set forth in the Notice (the "Exercise Price") subject to the terms and provisions of the Notice, this Stock Option Award Agreement (the "Award Agreement") and the Company's 2000 Equity Incentive Plan, as amended from time to time (the "Plan"), which are incorporated herein by reference. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Award Agreement.

         If designated in the Notice as an Incentive Stock Option, the Option is intended to qualify as an Incentive Stock Option as defined in Section 422 of the Code. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by the Participant during any calendar year (under all plans of the Company or any parent or subsidiary) exceeds $100,000, such excess Options, to the extent of the Shares covered thereby in excess of the foregoing limitation, shall be treated as Nonstatutory Stock Options. For this purpose, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the date the Option with respect to such Shares is awarded.

2.   Exercise of Option.

(a) Right to Exercise. The Option shall be exercisable during its term in accordance with the Vesting Schedule set out in the Notice and with the applicable provisions of the Plan and this Award Agreement. No partial exercise of the Option may be for less than the lesser of five percent (5%) of the total number of Shares subject to the Option or the remaining number of Shares subject to the Option. In no event shall the Company issue fractional Shares.

(b) Method of Exercise. The Option shall be exercisable only by delivery of an Exercise Notice (attached as Exhibit A) which shall state the election to exercise the Option, the whole number of Shares in respect of which the Option is being exercised, such other representations and agreements as to the holder's investment intent with respect to such Shares and such other provisions as may be required by the Committee. The Exercise Notice shall be signed by the Participant and shall be delivered in person, by certified mail, or by such other method as determined from time to time by the Committee to the Company accompanied by payment of the Exercise Price. The Option shall be deemed to be exercised upon receipt by the Company of such written notice accompanied by the Exercise Price, which, to the extent selected, shall be deemed to be satisfied by use of the broker-dealer sale and remittance procedure to pay the Exercise Price provided in Section 3(d), below.

(c) Acceleration. Notwithstanding Section 7(g) of the Plan, upon a Change in Control, the right to exercise the Option shall not be accelerated.

(d) Taxes. The Company and its subsidiaries are authorized to withhold from any Option granted or to be settled, any payment relating to an Option under the Plan, including from a distribution of Shares, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Option, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Option. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations.

3. Method of Payment. Payment of the Exercise Price shall be by any of the following, or a combination thereof, as determined by the Committee; provided, however, that such exercise method does not then violate any applicable federal and state laws, rules and regulations; and, provided further, that the portion of the Exercise Price equal to the par value of the Shares must be paid in cash or other legal consideration permitted by the Delaware General Corporation Law:

(a)  cash;

(b)  check;

(c) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Committee may require (including withholding of Shares otherwise deliverable upon exercise of the Option) which have a Fair Market Value on the date of surrender or attestation equal to the aggregate Exercise Price of the Shares as to which the Option is being exercised (but only to the extent that such exercise of the Option would not result in an accounting compensation charge with respect to the Shares used to pay the exercise price); or

(d) payment through a broker-dealer sale and remittance procedure pursuant to which the Participant (i) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (ii) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction.

4. Restrictions on Exercise. The Option may not be exercised if the issuance of the Shares subject to the Option upon such exercise would constitute a violation of any applicable federal and states laws, rules and regulations. In addition, the Option, if an Incentive Stock Option, may not be exercised until such time as the Plan has been approved by the stockholders of the Company.

5. Termination or Change of Employment or Service. In the event the Participant's employment or service terminates, other than for cause, the

                                       2
<PAGE
Participant may, to the extent otherwise so entitled at the date of such termination (the "Termination Date"), exercise the Option during the Post-Termination Exercise Period. In the event of termination of the Participant's employment or service for cause, the Participant's right to exercise the Option shall, except as otherwise determined by the Committee, terminate concurrently with the termination of the Participant's employment or service. In no event shall the Option be exercised later than the Expiration Date set forth in the Notice. In the event of the Participant's change in status from employee, director or consultant to any other status of employee, director or consultant, the Option shall remain in effect and, except to the extent otherwise determined by the Committee, continue to vest; provided, however, that with respect to any Incentive Stock Option that shall remain in effect after a change in status from employee to director or consultant, such Incentive Stock Option shall cease to be treated as an Incentive Stock Option and shall be treated as a Nonstatutory Stock Option on the day three (3) months and one (1) day following such change in status. Except as provided in Sections 6 and 7 below, to the extent that the Participant is not entitled to exercise the Option on the Termination Date, or if the Participant does not exercise the Option within the Post-Termination Exercise Period, the Option shall terminate.

6. Disability of Participant. In the event the Participant's employment or service terminates as a result of his or her disability, the Participant may, but only within twelve (12) months from the Termination Date (and in no event later than the Expiration Date), exercise the Option to the extent he or she was otherwise entitled to exercise it on the Termination Date; provided, however, that if such disability is not a "disability" as such term is defined in Section 22(e)(3) of the Code and the Option is an Incentive Stock Option, such Incentive Stock Option shall cease to be treated as an Incentive Stock Option and shall be treated as a Nonstatutory Stock Option on the day three (3) months and one (1) day following the Termination Date. To the extent that the Participant is not entitled to exercise the Option on the Termination Date, or if the Participant does not exercise the Option to the extent so entitled within the time specified herein, the Option shall terminate.

7. Death of Participant. In the event of the termination of the Participant's employment or service as a result of his or her death, or in the event of the Participant's death during the Post-Termination Exercise Period or during the twelve (12) month period following the Participant's termination of employment or service as a result of his or her disability, the Participant's estate, or a person who acquired the right to exercise the Option by bequest or inheritance, may exercise the Option, but only to the extent the Participant could exercise the Option at the date of termination, within twelve (12) months from the date of death (but in no event later than the Expiration Date). To the extent that the Participant is not entitled to exercise the Option on the date of death, or if the Option is not exercised to the extent so entitled within the time specified herein, the Option shall terminate.

8. Transferability of Option. Except as otherwise provided by the Committee, Options and other rights of Participants under the Plan may not be transferred to third parties, pledged, mortgaged, hypothecated, or otherwise encumbered, and may note subject to claims of creditors, except as designated by the Participant by will or by the laws of descent and distribution (or pursuant to a Beneficiary designation).

9. Term of Option. The Option may be exercised no later than the Expiration Date set forth in the Notice or such earlier date as otherwise provided herein.

10. Tax Consequences. Set forth below is a brief summary as of the date of this Award Agreement of some of the federal tax consequences of exercise of the Option and disposition of the Shares. THIS SUMMARY IS NECESSARILY INCOMPLETE, AND THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE. THE PARTICIPANT SHOULD CONSULT A TAX ADVISER BEFORE EXERCISING THE OPTION OR DISPOSING OF THE SHARES.

(a) Exercise of Incentive Stock Option. If the Option qualifies as an Incentive Stock Option, there will be no regular federal income tax liability upon the exercise of the Option, although the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price will be treated as income for purposes of the alternative minimum tax for federal tax purposes and may subject the Participant to the alternative minimum tax in the year of exercise.

(b) Exercise of Incentive Stock Option Following Disability. If the Participant's employment or service terminates as a result of disability that is not total and permanent disability as defined in Section 22(e)(3) of the Code, to the extent permitted on the date of termination, the Participant must exercise an Incentive Stock Option within three (3) months of such termination for the Incentive Stock Option to be qualified as an Incentive Stock Option.

(c) Exercise of Nonstatuory Stock Option. On exercise of a Nonstatutory Stock Option , the Participant will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price. If the Participant is an employee or a former employee, the Company will be required to withhold from the Participant's compensation or collect from the Participant and pay to the applicable taxing authorities an amount in cash equal to a percentage of this compensation income at the time of exercise, and may refuse to honor the exercise and refuse to deliver Shares if such withholding amounts are not delivered at the time of exercise.

(d) Disposition of Shares. In the case of a Nonstatutory Stock Option , if Shares are held for more than one year, any gain realized on disposition of the Shares will be treated as long-term capital gain for federal income tax purposes and subject to tax at a maximum rate of 20%. In the case of an Incentive Stock Option, if Shares transferred pursuant to the Option are held for more than one year after receipt of the Shares and are disposed more than two years after the Date of Award, any gain realized on disposition of the Shares also will be treated as capital gain for federal income tax purposes and subject to the same tax rates and holding periods that apply to Shares acquired upon exercise of a Nonstatutory Stock Option. If Shares purchased under an Incentive Stock Option are disposed of prior to the expiration of such one-year or two-year periods, any gain realized on such disposition will be treated as compensation income (taxable at ordinary income rates) to the extent of the difference between the Exercise Price and the lesser of (i) the Fair Market Value of the Shares on the date of exercise, or (ii) the sale price of the Shares.

11. Entire Agreement; Amendment; Governing Law. The Notice, the Plan and this Award Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Participant with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Company and the Participant. Notwithstanding the foregoing, the Board may make any such amendment to cause the Plan or an Option to qualify for an exemption under Rule 16b-3 without the consent of a Participant. Nothing in the Notice, the Plan and this Award Agreement (except as expressly provided therein) is intended to confer any rights or remedies on any persons other than the parties. The Notice, the Plan and this Award Agreement are to be construed in accordance with and governed by the internal laws of the State of Delaware without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Delaware to the rights and duties of the parties. Should any provision of the Notice, the Plan or this Award Agreement be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

12. Headings. The captions used in the Notice and this Award Agreement are inserted for convenience and shall not be deemed a part of the Option for construction or interpretation.

13. Dispute Resolution. The provisions of this Section 13 shall be the exclusive means of resolving disputes arising out of or relating to the Notice, the Plan and this Award Agreement. The Company, the Participant, and the Participant's assignees pursuant to Section 8 (the "parties") shall attempt in good faith to resolve any disputes arising out of or relating to the Notice, the Plan and this Award Agreement by negotiation between individuals who have authority to settle the controversy. Negotiations shall be commenced by either party by notice of a written statement of the party's position and the name and title of the individual who will represent the party. Within thirty (30) days of the written notification, the parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to resolve the dispute. If the dispute has not been resolved by negotiation, the parties agree that any suit, action, or proceeding arising out of or relating to the Notice, the Plan or this Award Agreement shall be brought in the United States District Court for the Central District of California (or should such court lack jurisdiction to hear such action, suit or proceeding, in a California state court in the county of Los Angeles, California) and that the parties shall submit to the jurisdiction of such court. The parties irrevocably waive, to the fullest extent permitted by law, any objection the party may have to the laying of venue for any such suit, action or proceeding brought in such court. THE PARTIES ALSO EXPRESSLY WAIVE ANY RIGHT THEY HAVE OR MAY HAVE TO A JURY TRIAL OF ANY SUCH SUIT, ACTION OR PROCEEDING. If any one or more provisions of this
Section 13 shall for any reason be held invalid or unenforceable, it is the specific intent of the parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

14. Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States mail by certified mail (if the parties are within the United States) or upon deposit for delivery by an internationally recognized express mail courier service (for international delivery of notice), with postage and fees prepaid, addressed to the other party at its address as shown beneath its signature in the Notice, or to such other address as such party may designate in writing from time to time to the other party.

                                    EXHIBIT A

                QUENTRA NETWORKS, INC. 2000 EQUITY INCENTIVE PLAN

                                 EXERCISE NOTICE

Quentra Networks, Inc.
1640 S. Sepulveda Blvd., Suite 222
Los Angeles, California  90025

Attention: Corporate Secretary

1. Exercise of Option. Effective as of today, ______________, ___ the undersigned (the "Participant") hereby elects to exercise the Participant's option to purchase ___________ shares of the Common Stock (the "Shares") of Quentra Networks, Inc. (the "Company") under and pursuant to the Company's 2000 Equity Incentive Plan, as amended from time to time (the "Plan") and the Nonstatutory Stock Option Award Agreement (the "Award Agreement") and Notice of Stock Option Award (the "Notice") dated ______________, ________. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Exercise Notice.

2. Representations of the Participant. The Participant acknowledges that the Participant has received, read and understood the Notice, the Plan, and the Award Agreement and agrees to abide by and be bound by their terms and conditions.

3. Rights as Stockholder. Until the stock certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 4 of the Plan.

4. Delivery of Payment. The Participant herewith delivers to the Company the full Exercise Price for the Shares, which, to the extent selected, shall be deemed to be satisfied by use of the broker-dealer sale and remittance procedure to pay the Exercise Price provided in Section 3(d) of the Award Agreement.

5. Tax Consultation. The Participant understands that the Participant may suffer adverse tax consequences as a result of the Participant's purchase or disposition of the Shares. The Participant represents that the Participant has consulted with any tax consultants the Participant deems advisable in connection with the purchase or disposition of the Shares and that the Participant is not relying on the Company for any tax advice.

6. Taxes. The Participant agrees to satisfy all applicable federal, state and local income and employment tax withholding obligations and herewith delivers to the Company the full amount of such obligations or has made arrangements acceptable to the Company to satisfy such obligations. In the case of an Incentive Stock Option, the Participant also agrees, as partial consideration for the designation of the Option as an Incentive Stock Option, to notify the Company in writing within thirty (30) days of any disposition of any shares acquired by exercise of the Option if such disposition occurs within two (2) years from the Date of Award or within one (1) year from the date the Shares were transferred to the Participant. If the Company is required to satisfy any federal, state or local income or employment tax withholding obligations as a result of such an early disposition, the Participant agrees to satisfy the amount of such withholding in a manner that the Committee prescribes.

7. Successors and Assigns. The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and this agreement shall inure to the benefit of the successors and assigns of the Company. This Exercise Notice shall be binding upon the Participant and his or her heirs, executors, administrators, successors and assigns.

8. Headings. The captions used in this Exercise Notice are inserted for convenience and shall not be deemed a part of this agreement for construction or interpretation.

9. Dispute Resolution. The provisions of Section 13 of the Award Agreement shall be the exclusive means of resolving disputes arising out of or relating to this Exercise Notice.

10. Governing Law; Severability. This Exercise Notice is to be construed in accordance with and governed by the internal laws of the State of Delaware without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Delaware to the rights and duties of the parties. Should any provision of this Exercise Notice be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

11. Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States mail by certified mail, (if the parties are within the United States) or upon deposit for delivery by an internationally recognized express mail courier service (for international delivery of notice) with postage and fees prepaid, addressed to the other party at its address as shown below beneath its signature, or to such other address as such party may designate in writing from time to time to the other party.

12. Further Instruments. The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this agreement.

13. Entire Agreement. The Notice, the Plan, and the Award Agreement are incorporated herein by reference, and together with this Exercise Notice constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Participant with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Company and the Participant. Notwithstanding the foregoing, the Board may make any such amendment to cause the Plan or an Option to qualify for an exemption under Rule 16b-3 without the consent of a Participant. Nothing in the Notice, the Plan, the Award Agreement and this Exercise Notice (except as expressly provided therein) is intended to confer any rights or remedies on any persons other than the parties.

Submitted by:                           Accepted by:

PARTICIPANT:                            QUENTRA NETWORKS, INC.

                                        By:
                                                -------------------------------
                                        Title:
----------------------------                    -------------------------------

Address:                                Address:

----------------------------            ---------------------------------------

----------------------------            ---------------------------------------

                                   =========
                                   EXHIBIT 9
                                   =========

                QUENTRA NETWORKS, INC. 2000 EQUITY INCENTIVE PLAN

                          NOTICE OF STOCK OPTION AWARD

    Participant's Name and Address:          James J. Fiedler
                                             24905 Ariella Drive
                                             Calabasas, CA 91302
                                             ----------------------------------

     You have been granted an award, subject to the terms and conditions of this Notice of Stock Option Award (the "Notice"), the Quentra Networks, Inc. 2000 Equity Incentive Plan, as amended from time to time (the "Plan") and the Stock Option Award Agreement (the "Award Agreement") attached hereto, as follows. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Notice.

  Award Number:                                    465
                                                   ----------------------------
  Date of Award:                                   June 24, 2000
                                                   ----------------------------
  Vesting Commencement Date:                       June 24, 2000
                                                   ----------------------------
  Exercise Price per Share:                        $5.00
                                                   ----------------------------
  Total Number of Shares Subject to the Option:    200,000
                                                   ----------------------------
  Total Exercise Price*:                           $1,000,000
                                                   ----------------------------
  Type of Option:                                  |X| Nonstatutory Stock Option
                                                   |_| Incentive Stock Option

  Expiration Date:                                 January 24, 2005
                                                   ----------------------------
  Post-Termination Exercise Period:                Full term of grant (6/24/05)
                                                   ----------------------------

  * Excludes any withholding taxes, which may be applicable.

Vesting Schedule:
----------------

     Subject to Participant's employment or service and other limitations set forth in this Notice, the Plan and the Award Agreement, the Option may be exercised, in whole or in part, in accordance with the following schedule:

     100% of the Shares subject to the Option shall be vested as of the Vesting Commencement Date.

     During any authorized leave of absence, the vesting of the Option as provided in this schedule shall cease after the leave of absence exceeds a period of ninety (90) days. Vesting of the Option shall resume upon the Participant's termination of the leave of absence and return to service to the Company or a subsidiary.

     In the event of the Participant's change in status from employee to consultant or from an employee whose customary employment is 20 hours or more per week to an employee whose customary employment is fewer than 20 hours per week, vesting of the Option shall continue only to the extent determined by the Committee as of such change in status.

     In the event of termination of the Participant's employment or service for cause, the Participant's right to exercise the Option shall terminate concurrently with the termination of the Participant's employment or service.

     IN WITNESS WHEREOF, the Company and the Participant have executed this Notice and agree that the Option is to be governed by the terms and conditions of this Notice, the Plan, and the Award Agreement.

                                   Quentra Networks, Inc.,
                                   a Delaware corporation

                                   By:     /s/ James R. McCullough
                                           -------------------------------
                                   Title:  Chief Executive Officer
                                           -------------------------------

THE PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE SHARES SUBJECT TO THE OPTION SHALL VEST, IF AT ALL, ONLY DURING THE PERIOD OF THE PARTICIPANT'S EMPLOYMENT OR SERVICE (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THE OPTION OR ACQUIRING SHARES HEREUNDER). THE PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS NOTICE, THE AWARD AGREEMENT, OR THE PLAN SHALL CONFER UPON THE PARTICIPANT ANY RIGHT WITH RESPECT TO FUTURE AWARDS OR CONTINUATION OF PARTICIPANT'S EMPLOYMENT OR SERVICE, NOR SHALL IT INTERFERE IN ANY WAY WITH THE PARTICIPANT'S RIGHT OR THE RIGHT OF THE PARTICIPANT'S EMPLOYER TO TERMINATE PARTICIPANT'S EMPLOYMENT OR SERVICE, WITH OR WITHOUT CAUSE, AND WITH OR WITHOUT NOTICE. THE PARTICIPANT ACKNOWLEDGES THAT UNLESS THE PARTICIPANT HAS A WRITTEN EMPLOYMENT AGREEMENT WITH THE COMPANY TO THE CONTRARY, PARTICIPANT'S STATUS IS AT WILL.

     The Participant acknowledges receipt of a copy of the Plan and the Award Agreement, and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts the Option subject to all of the terms and provisions hereof and thereof. The Participant has reviewed this Notice, the Plan, and the Award Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Notice, and fully understands all provisions of this Notice, the Plan and the Award Agreement. The Participant hereby agrees that all disputes arising out of or relating to this Notice, the Plan and the Award Agreement shall be resolved in accordance with
Section 13 of the Award Agreement. The Participant further agrees to notify the Company upon any change in the residence address indicated in this Notice.


Dated: July 27, 2000                   Signed:  /s/ James J. Fiedler
       -----------------------                  -------------------------------
                                                         Participant

                                                             Award Number:  465
                                                                            ----
                QUENTRA NETWORKS, INC. 2000 EQUITY INCENTIVE PLAN

                          STOCK OPTION AWARD AGREEMENT

     1. Grant of Option. Quentra Networks, Inc., a Delaware corporation (the "Company"), hereby grants to the Participant (the "Participant") named in the Notice of Stock Option Award (the "Notice"), an option (the "Option") to purchase the Total Number of Shares of Common Stock subject to the Option (the "Shares") set forth in the Notice, at the Exercise Price per Share set forth in the Notice (the "Exercise Price") subject to the terms and provisions of the Notice, this Stock Option Award Agreement (the "Award Agreement") and the Company's 2000 Equity Incentive Plan, as amended from time to time (the "Plan"), which are incorporated herein by reference. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Award Agreement.

     If designated in the Notice as an Incentive Stock Option, the Option is intended to qualify as an Incentive Stock Option as defined in Section 422 of the Code. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by the Participant during any calendar year (under all plans of the Company or any parent or subsidiary) exceeds $100,000, such excess Options, to the extent of the Shares covered thereby in excess of the foregoing limitation, shall be treated as Nonstatutory Stock Options. For this purpose, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the date the Option with respect to such Shares is awarded.

2.   Exercise of Option.

(a) Right to Exercise. The Option shall be exercisable during its term in accordance with the Vesting Schedule set out in the Notice and with the applicable provisions of the Plan and this Award Agreement. No partial exercise of the Option may be for less than the lesser of five percent (5%) of the total number of Shares subject to the Option or the remaining number of Shares subject to the Option. In no event shall the Company issue fractional Shares.

(b) Method of Exercise. The Option shall be exercisable only by delivery of an Exercise Notice (attached as Exhibit A) which shall state the election to exercise the Option, the whole number of Shares in respect of which the Option is being exercised, such other representations and agreements as to the holder's investment intent with respect to such Shares and such other provisions as may be required by the Committee. The Exercise Notice shall be signed by the Participant and shall be delivered in person, by certified mail, or by such other method as determined from time to time by the Committee to the Company accompanied by payment of the Exercise Price. The Option shall be deemed to be exercised upon receipt by the Company of such written notice accompanied by the Exercise Price, which, to the extent selected, shall be deemed to be satisfied by use of the broker-dealer sale and remittance procedure to pay the Exercise Price provided in Section 3(d), below.

(c) Acceleration. Notwithstanding Section 7(g) of the Plan, upon a Change in Control, the right to exercise the Option shall not be accelerated.

(d) Taxes. The Company and its subsidiaries are authorized to withhold from any Option granted or to be settled, any payment relating to an Option under the Plan, including from a distribution of Shares, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Option, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Option. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations.

3. Method of Payment. Payment of the Exercise Price shall be by any of the following, or a combination thereof, as determined by the Committee; provided, however, that such exercise method does not then violate any applicable federal and state laws, rules and regulations; and, provided further, that the portion of the Exercise Price equal to the par value of the Shares must be paid in cash or other legal consideration permitted by the Delaware General Corporation Law:

(a)  cash;

(b)  check;

(c) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Committee may require (including withholding of Shares otherwise deliverable upon exercise of the Option) which have a Fair Market Value on the date of surrender or attestation equal to the aggregate Exercise Price of the Shares as to which the Option is being exercised (but only to the extent that such exercise of the Option would not result in an accounting compensation charge with respect to the Shares used to pay the exercise price); or

(d) payment through a broker-dealer sale and remittance procedure pursuant to which the Participant (i) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (ii) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction.

4. Restrictions on Exercise. The Option may not be exercised if the issuance of the Shares subject to the Option upon such exercise would constitute a violation of any applicable federal and states laws, rules and regulations. In addition, the Option, if an Incentive Stock Option, may not be exercised until such time as the Plan has been approved by the stockholders of the Company.

5. Termination or Change of Employment or Service. In the event the Participant's employment or service terminates, other than for cause, the

Participant may, to the extent otherwise so entitled at the date of such termination (the "Termination Date"), exercise the Option during the Post-Termination Exercise Period. In the event of termination of the Participant's employment or service for cause, the Participant's right to exercise the Option shall, except as otherwise determined by the Committee, terminate concurrently with the termination of the Participant's employment or service. In no event shall the Option be exercised later than the Expiration Date set forth in the Notice. In the event of the Participant's change in status from employee, director or consultant to any other status of employee, director or consultant, the Option shall remain in effect and, except to the extent otherwise determined by the Committee, continue to vest; provided, however, that with respect to any Incentive Stock Option that shall remain in effect after a change in status from employee to director or consultant, such Incentive Stock Option shall cease to be treated as an Incentive Stock Option and shall be treated as a Nonstatutory Stock Option on the day three (3) months and one (1) day following such change in status. Except as provided in Sections 6 and 7 below, to the extent that the Participant is not entitled to exercise the Option on the Termination Date, or if the Participant does not exercise the Option within the Post-Termination Exercise Period, the Option shall terminate.

6. Disability of Participant. In the event the Participant's employment or service terminates as a result of his or her disability, the Participant may, but only within twelve (12) months from the Termination Date (and in no event later than the Expiration Date), exercise the Option to the extent he or she was otherwise entitled to exercise it on the Termination Date; provided, however, that if such disability is not a "disability" as such term is defined in Section 22(e)(3) of the Code and the Option is an Incentive Stock Option, such Incentive Stock Option shall cease to be treated as an Incentive Stock Option and shall be treated as a Nonstatutory Stock Option on the day three (3) months and one (1) day following the Termination Date. To the extent that the Participant is not entitled to exercise the Option on the Termination Date, or if the Participant does not exercise the Option to the extent so entitled within the time specified herein, the Option shall terminate.

7. Death of Participant. In the event of the termination of the Participant's employment or service as a result of his or her death, or in the event of the Participant's death during the Post-Termination Exercise Period or during the twelve (12) month period following the Participant's termination of employment or service as a result of his or her disability, the Participant's estate, or a person who acquired the right to exercise the Option by bequest or inheritance, may exercise the Option, but only to the extent the Participant could exercise the Option at the date of termination, within twelve (12) months from the date of death (but in no event later than the Expiration Date). To the extent that the Participant is not entitled to exercise the Option on the date of death, or if the Option is not exercised to the extent so entitled within the time specified herein, the Option shall terminate.

8. Transferability of Option. Except as otherwise provided by the Committee, Options and other rights of Participants under the Plan may not be transferred to third parties, pledged, mortgaged, hypothecated, or otherwise encumbered, and may note subject to claims of creditors, except as designated by the Participant by will or by the laws of descent and distribution (or pursuant to a Beneficiary designation).

9. Term of Option. The Option may be exercised no later than the Expiration Date set forth in the Notice or such earlier date as otherwise provided herein.

10. Tax Consequences. Set forth below is a brief summary as of the date of this Award Agreement of some of the federal tax consequences of exercise of the Option and disposition of the Shares. THIS SUMMARY IS NECESSARILY INCOMPLETE, AND THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE. THE PARTICIPANT SHOULD CONSULT A TAX ADVISER BEFORE EXERCISING THE OPTION OR DISPOSING OF THE SHARES.

(a) Exercise of Incentive Stock Option. If the Option qualifies as an Incentive Stock Option, there will be no regular federal income tax liability upon the exercise of the Option, although the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price will be treated as income for purposes of the alternative minimum tax for federal tax purposes and may subject the Participant to the alternative minimum tax in the year of exercise.

(b) Exercise of Incentive Stock Option Following Disability. If the Participant's employment or service terminates as a result of disability that is not total and permanent disability as defined in Section 22(e)(3) of the Code, to the extent permitted on the date of termination, the Participant must exercise an Incentive Stock Option within three (3) months of such termination for the Incentive Stock Option to be qualified as an Incentive Stock Option.

(c) Exercise of Nonstatuory Stock Option. On exercise of a Nonstatutory Stock Option , the Participant will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price. If the Participant is an employee or a former employee, the Company will be required to withhold from the Participant's compensation or collect from the Participant and pay to the applicable taxing authorities an amount in cash equal to a percentage of this compensation income at the time of exercise, and may refuse to honor the exercise and refuse to deliver Shares if such withholding amounts are not delivered at the time of exercise.

(d) Disposition of Shares. In the case of a Nonstatutory Stock Option , if Shares are held for more than one year, any gain realized on disposition of the Shares will be treated as long-term capital gain for federal income tax purposes and subject to tax at a maximum rate of 20%. In the case of an Incentive Stock Option, if Shares transferred pursuant to the Option are held for more than one year after receipt of the Shares and are disposed more than two years after the Date of Award, any gain realized on disposition of the Shares also will be treated as capital gain for federal income tax purposes and subject to the same tax rates and holding periods that apply to Shares acquired upon exercise of a Nonstatutory Stock Option. If Shares purchased under an Incentive Stock Option are disposed of prior to the expiration of such one-year or two-year periods, any gain realized on such disposition will be treated as compensation income (taxable at ordinary income rates) to the extent of the difference between the Exercise Price and the lesser of (i) the Fair Market Value of the Shares on the date of exercise, or (ii) the sale price of the Shares.

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11. Entire Agreement; Amendment; Governing Law. The Notice, the Plan and this
Award Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Participant with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Company and the Participant. Notwithstanding the foregoing, the Board may make any such amendment to cause the Plan or an Option to qualify for an exemption under Rule 16b-3 without the consent of a Participant. Nothing in the Notice, the Plan and this Award Agreement (except as expressly provided therein) is intended to confer any rights or remedies on any persons other than the parties. The Notice, the Plan and this Award Agreement are to be construed in accordance with and governed by the internal laws of the State of Delaware without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Delaware to the rights and duties of the parties. Should any provision of the Notice, the Plan or this Award Agreement be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

12. Headings. The captions used in the Notice and this Award Agreement are inserted for convenience and shall not be deemed a part of the Option for construction or interpretation.

13. Dispute Resolution. The provisions of this Section 13 shall be the exclusive means of resolving disputes arising out of or relating to the Notice, the Plan and this Award Agreement. The Company, the Participant, and the Participant's assignees pursuant to Section 8 (the "parties") shall attempt in good faith to resolve any disputes arising out of or relating to the Notice, the Plan and this Award Agreement by negotiation between individuals who have authority to settle the controversy. Negotiations shall be commenced by either party by notice of a written statement of the party's position and the name and title of the individual who will represent the party. Within thirty (30) days of the written notification, the parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to resolve the dispute. If the dispute has not been resolved by negotiation, the parties agree that any suit, action, or proceeding arising out of or relating to the Notice, the Plan or this Award Agreement shall be brought in the United States District Court for the Central District of California (or should such court lack jurisdiction to hear such action, suit or proceeding, in a California state court in the county of Los Angeles, California) and that the parties shall submit to the jurisdiction of such court. The parties irrevocably waive, to the fullest extent permitted by law, any objection the party may have to the laying of venue for any such suit, action or proceeding brought in such court. THE PARTIES ALSO EXPRESSLY WAIVE ANY RIGHT THEY HAVE OR MAY HAVE TO A JURY TRIAL OF ANY SUCH SUIT, ACTION OR PROCEEDING. If any one or more provisions of this
Section 13 shall for any reason be held invalid or unenforceable, it is the specific intent of the parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

14. Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States mail by certified mail (if the parties are within the United States) or upon deposit for delivery by an internationally recognized express mail courier service (for international delivery of notice), with postage and fees prepaid, addressed to the other party at its address as shown beneath its signature in the Notice, or to such other address as such party may designate in writing from time to time to the other party.

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                                    EXHIBIT A

                QUENTRA NETWORKS, INC. 2000 EQUITY INCENTIVE PLAN

                                 EXERCISE NOTICE

Quentra Networks, Inc.
1640 S. Sepulveda Blvd., Suite 222
Los Angeles, California  90025

Attention: Corporate Secretary

1. Exercise of Option. Effective as of today, ______________, ___ the undersigned (the "Participant") hereby elects to exercise the Participant's option to purchase ___________ shares of the Common Stock (the "Shares") of Quentra Networks, Inc. (the "Company") under and pursuant to the Company's 2000 Equity Incentive Plan, as amended from time to time (the "Plan") and the Nonstatutory Stock Option Award Agreement (the "Award Agreement") and Notice of Stock Option Award (the "Notice") dated ______________, ________. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Exercise Notice.

2. Representations of the Participant. The Participant acknowledges that the Participant has received, read and understood the Notice, the Plan, and the Award Agreement and agrees to abide by and be bound by their terms and conditions.

3. Rights as Stockholder. Until the stock certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 4 of the Plan.

4. Delivery of Payment. The Participant herewith delivers to the Company the full Exercise Price for the Shares, which, to the extent selected, shall be deemed to be satisfied by use of the broker-dealer sale and remittance procedure to pay the Exercise Price provided in Section 3(d) of the Award Agreement.

5. Tax Consultation. The Participant understands that the Participant may suffer adverse tax consequences as a result of the Participant's purchase or disposition of the Shares. The Participant represents that the Participant has consulted with any tax consultants the Participant deems advisable in connection with the purchase or disposition of the Shares and that the Participant is not relying on the Company for any tax advice.

6. Taxes. The Participant agrees to satisfy all applicable federal, state and local income and employment tax withholding obligations and herewith delivers to the Company the full amount of such obligations or has made arrangements acceptable to the Company to satisfy such obligations. In the case of an Incentive Stock Option, the Participant also agrees, as partial consideration for the designation of the Option as an Incentive Stock Option, to notify the Company in writing within thirty (30) days of any disposition of any shares acquired by exercise of the Option if such disposition occurs within two (2) years from the Date of Award or within one (1) year from the date the Shares were transferred to the Participant. If the Company is required to satisfy any federal, state or local income or employment tax withholding obligations as a result of such an early disposition, the Participant agrees to satisfy the amount of such withholding in a manner that the Committee prescribes.

7. Successors and Assigns. The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and this agreement shall inure to the benefit of the successors and assigns of the Company. This Exercise Notice shall be binding upon the Participant and his or her heirs, executors, administrators, successors and assigns.

8. Headings. The captions used in this Exercise Notice are inserted for convenience and shall not be deemed a part of this agreement for construction or interpretation.

9. Dispute Resolution. The provisions of Section 13 of the Award Agreement shall be the exclusive means of resolving disputes arising out of or relating to this Exercise Notice.

10. Governing Law; Severability. This Exercise Notice is to be construed in accordance with and governed by the internal laws of the State of Delaware without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Delaware to the rights and duties of the parties. Should any provision of this Exercise Notice be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

11. Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States mail by certified mail, (if the parties are within the United States) or upon deposit for delivery by an internationally recognized express mail courier service (for international delivery of notice) with postage and fees prepaid, addressed to the other party at its address as shown below beneath its signature, or to such other address as such party may designate in writing from time to time to the other party.

12. Further Instruments. The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this agreement.

13. Entire Agreement. The Notice, the Plan, and the Award Agreement are incorporated herein by reference, and together with this Exercise Notice constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Participant with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Company and the Participant. Notwithstanding the foregoing, the Board may make any such amendment to cause the Plan or an Option to qualify for an exemption under Rule 16b-3 without the consent of a Participant. Nothing in the Notice, the Plan, the Award Agreement and this Exercise Notice (except as expressly provided therein) is intended to confer any rights or remedies on any persons other than the parties.

Submitted by:                           Accepted by:

PARTICIPANT:                            QUENTRA NETWORKS, INC.

                                        By:
                                                ------------------------------
                                        Title:
--------------------------------                ------------------------------

Address:                                Address:

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